Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation/Organization
National Tank Company	Delaware
Total Engineering Services Team, Inc.	Louisiana
TEST Automation & Controls, Inc.	Louisiana
NATCO Canada, Ltd.	Ontario, Canada
Axsia Holdings, Ltd.	England & Wales
Axsia Group, Ltd.	England & Wales
NTC Technical Services, Inc.	Delaware